15049254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

SEC FILE NUMBER
8- 51588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGIONAL INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 W PETE ROSE WAY - SUITE 127
(No. and Street)

CINCINNATI (City) OHIO (State) 45203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JERRY FEDASCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Investment Services, Inc., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DALE W. KLOCKE
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIONAL INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of REGIONAL INVESTMENT SERVICES, INC. (a Ohio corporation), which comprise the statement of financial condition as of DECEMBER 31, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. REGIONAL INVESTMENT SERVICES, INC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of REGIONAL INVESTMENT SERVICES, INC. as of DECEMBER 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of REGIONAL INVESTMENT SERVICES, INC.'s financial statements. The supplemental information is the responsibility of REGIONAL INVESTMENTS SERVICES, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

REGIONAL INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 29,718	$ 18,561
Commissions receivable	9,968	9,409
Prepaid expense	70	1,284
TOTAL ASSETS	$ 39,756	$ 29,254

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
LIABILITIES		
Commissions payable	$ 4,229	$ 4,698
TOTAL LIABILITIES	4,229	4,698
STOCKHOLDERS' EQUITY		
Common Stock (no par value, 850 authorized, 100 share issued and outstanding)	$ 12,000	$ 12,000
Additional Paid In Capital	12,000	12,000
Retained Earnings	11,527	556
TOTAL STOCKHOLDERS' EQUITY	35,527	24,556
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 39,756	$ 29,254

REGIONAL INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUE		
Commissions and fees	$ 62,800	$ 51,672
TOTAL REVENUE	62,800	51,672
EXPENSES		
Commissions	34,632	28,293
Occupancy and equipment costs	5,500	3,000
Professional fees	5,820	7,525
Insurance	1,172	1,128
Regulatory fees	4,279	3,338
Other operating expenses	201	1,300
TOTAL EXPENSES	51,604	44,584
Income (Loss) Before Income Tax	11,196	7,088
Income Tax Benefits (Expense)	(225)	(141)
Net Income Before Equity in Income of Investee	10,971	6,947
Equity in Income of Investee	-	-
Net Income (Loss)	$ 10,971	$ 6,947
Earning (Loss) per share of common stock	$ 109.71	$ 69.47

REGIONAL INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2013	$ 12,000	$ 12,000	$ (6,391)	$ 17,609
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	6,947	6,947
Balance at December 31, 2013	**$ 12,000**	**$ 12,000**	**$ 556**	**$ 24,556**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	10,971	10,971
Balance at December 31, 2014	**$ 12,000**	**$ 12,000**	**$ 11,527**	**$ 35,527**

REGIONAL INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

		2014		2013
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss)	$	10,971	$	6,947
(Increase) decrease in operating assets:				
Commission receivable		(559)		(902)
Prepaid expenses		1,214		(84)
Increase (decrease) in operating liabilities:				
Commissions payable		(469)		188
Income tax payable		-		-
Net Cash Provided by (Used in) Operating Activities		11,157		6,149
Net increase (decrease) in cash		11,157		6,149
Cash - beginning of year		18,561		12,412
Cash - end of year	$	29,718	$	18,561

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES

Cash Paid During the Year for: Taxes	$	225	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Regional Investment Services, Inc. was formed on January 20, 1999 as a corporation in the state of Ohio. The Firm is a registered securities broker dealer with the Securities and Exchange Commission (SEC) and as a member of the Financial Industry Regulatory Authority (FINRA). The Firm was formed to offer a broad range of investment management services for the investing public within and without Ohio.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2014 and 2013.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2014 and 2013. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2014 and 2013, no advertising costs were incurred.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2014 and 2013, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2014 and 2013 there were accrued receivables of $9,409 and $8,507. At December 31, 2014 and 2013 there were $4,698 and $4,510 payables accrued.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Income taxes are computed as follows:

	2014
Refundable federal income tax (balance due)	$ -
Refundable state income tax (balance due)	-
Total refundable income tax (balance due)	$ -
Federal income tax expense (benefit)	$ -
State income tax expense	225
Total income tax expense	$ 225

NOTE 5: LEASES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses paid to such organization amounting to approximately $3,000 and 5,400 for the years ended December 31, 2014 and 2013.

NOTE 6: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
o@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

REGIONAL INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

Schedule I

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	35,527
nonallowable assets from State of Financial Condition		(5,809)
Total ownership equity qualified for Net Capital	$	29,718
Haircuts on securities		-
Net Capital after haircuts on securities positions	$	29,718
Aggregate indebtedness	$	4,229
Net Capital required based on aggregate indebtedness (6-2/3%)	$	282
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess net capital	$	24,718
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(a) - 10% of total aggregate indebtedness	$	422.9
(b) - 120% of minimum net capital requirements	$	6,000.0
Net Capital less the greater of (a) or (b)		23,718.0
Percentage of Aggregate Indebtedness to Net Capital		14.23%

At December 31, 2014, there were not material difference between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Firm claims exemption under section (k) (1), Limited Business (Mutual funds and/or variable annuities only). As a result, schedule II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT. YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

We have audited Regional Investment Services, Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Regional Investment Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Regional Investment Services, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Regional Investment Services, Inc., and our report dated <RELEASE DATE> expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2014 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by Regional Investment Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Regional Investment Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Regional Investment Services, Inc's management is responsible for Regional Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 less revenues reported on the FOCUS reports for the period from January 1, 2014 to December 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the period from January 1, 2014 to December 31, 2014 noting the no material differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

REGIONAL INVESTMENT SERVICES, INC.

Exemption exemptions, Statement with Regard to Rule 15 c3-3

Regional Investment Services, Inc. (RIS) (CRD 46929, SEC file 8-51588) is a $5,000 minimum net capital non carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1).

Exemption Report under Rule 15c3-3(k)

It is to the best knowledge and belief that Regional Investment Services, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(1) throughout the past fiscal year ending December 31, 2014 without exception.

Jerry Fedasch

President

700 W. Pete Rose Way
Suite#127
Cincinnati, OH 45203

PHONE 513-241-5555
FAX 513-721-3322
EMAIL
jerry@riffleinsurance.com